Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Resignation of

President and Chief Operating Officer

TAIPEI, Taiwan, November 8, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today that President and Chief Operating Officer Thomas Hui has tendered his resignation; his term of office will end on December 31, 2011. The company also announced that Mr. Hui has resigned from GigaMedia’s board, effective immediately.

Mr. Hui intends to devote more time to his personal interests and to charitable projects.

Mr. Hui’s duties will be assumed by senior officers of GigaMedia who will begin working closely with Mr. Hui to ensure that a smooth transition occurs.

“Thomas has had an enormous influence on GigaMedia, making strong contributions to the strategy and growth of GigaMedia for three quarters of a decade,” stated GigaMedia Chief Executive Officer Yichin Lee. “His passion for building high-performing teams will have a lasting impact on GigaMedia, and on behalf of the company I would like to thank him for his invaluable service. We wish him the best in his future.”

“On behalf of the whole board, I would like to thank Thomas for his service and dedication in the past seven years,” stated GigaMedia Chairman Michael Ding. “Thomas leaves GigaMedia with great financial resources to further develop our business, and we look forward to delivering a new era of growth and creating new value for our shareholders.”

Mr. Hui joined GigaMedia as chief financial officer in August 2004 and became president and chief operating officer in August 2007.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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